EXHIBIT 99

DELMARVA POWER & LIGHT COMPANY
PRO FORMA CONSOLIDATED STATEMENT OF INCOME—GENERATION ASSET SALE

General

In 1999, the electric utility business of Delmarva Power & Light Company (DPL) was restructured pursuant to legislation enacted in Delaware and Maryland and orders issued by the Delaware Public Service Commission (DPSC) and Maryland Public Service Commission (MPSC). The restructuring of the electric utility business of DPL is discussed in DPL’s 2001 Annual Report on Form 10-K in Notes 1, 6, 7, and 10 to the Consolidated Financial Statements, included in Item 8 of Part II.

Electric Generating Plants Sold During 2001

As discussed in Note 8 to the Consolidated Financial Statements included in Item 8 of Part II of DPL’s 2001 Annual Report on Form 10-K, on June 22, 2001, DPL’s ownership interests in various electric generating plants were sold to NRG Energy, Inc. (NRG) for approximately $528.2 million. The sales proceeds are subject to final adjustments for inventory and other items. The electric generating plants sold had a net book value of approximately $247 million and electric generating capacity of 954 MW. As a result of these sales, DPL’s results of operations for 2001 include a gain of $221.2 million before taxes ($129.4 million after taxes). The $221.2 million before-tax gain is included in operating revenues in the 2001 Consolidated Statement of Income.

Description of Pro Forma Consolidated Statement of Income

An “Unaudited Pro Forma 2001 Consolidated Statement of Income” for DPL is filed with this exhibit. Since the sale of the electric generating plants is reflected in the December 31, 2001 Consolidated Balance Sheet included in DPL’s 2001 Annual Report on Form 10-K, a pro forma balance sheet is not included with this exhibit.

The following major assumptions were made in preparing the Pro Forma Consolidated Statement of Income:

•
The June 22, 2001 sale of the ownership interests of DPL in electric generating plants was assumed to have occurred on January 1, 2001. As a result, expenses related to the electric generating plants sold were eliminated for the period of operations from January 1, 2001 to June 22, 2001.

•
To replace the kilowatt-hours produced by the electric generating plants that were assumed to be sold on January 1, 2001, replacement energy and capacity were assumed to be purchased from the PJM Interconnection, L.L.C. (PJM). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on average PJM capacity rates.

•	An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the Pro Forma 2001 Consolidated Statement of Income.

The Pro Forma Consolidated Statement of Income has been prepared for comparative purposes only and does not purport to be indicative of operations which would have actually resulted if the sale of generation assets or other related transactions occurred on the dates of the period presented, or which may result in the future. Further, the Pro Forma Consolidated Statement of Income has been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.

Description of Pro Forma Adjustments to the Consolidated Statement of Income

The Unaudited Pro Forma Consolidated Statement of Income filed with this Exhibit reflects the following adjustments:

1.
An increase in “Electric fuel and purchased energy and capacity” primarily because the cost increase from DPL purchasing all energy and capacity requirements to meet its retail load exceeded the cost decrease from no longer purchasing fuel for the electric generating units.

2.	Decreases in other operating expenses as a result of the assumed sales of certain electric generating plants as of January 1, 2001.

3.
A decrease in “Interest charges” as a result of assuming that the $253.7 million of debt repaid in the third quarter of 2001, after the sale of certain electric generating plants, was repaid as of January 1, 2001.

4.	An increase in income taxes due to the increase in income before income taxes.

DELMARVA POWER & LIGHT COMPANY

UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2001

	Reported	Adjustments		Pro Forma
	(Dollars in Thousands)
OPERATING REVENUES
Electric	$1,059,100	$—		$1,059,100
Gain on sales of electric generating plants	221,224	—		221,224
Gas	230,622	—		230,622
Other services	22,144	—		22,144

	1,533,090	—		1,533,090

OPERATING EXPENSES
Electric fuel and purchased energy and capacity	646,872	37,829	(1)	684,701
Gas purchased	178,666	—		178,666
Other services’ cost of sales	20,522	—		20,522
Operation and maintenance	162,343	(14,364	)(2)	147,979
Depreciation and amortization	95,307	(11,936	)(2)	83,371
Taxes other than income taxes	34,382	(250	)(2)	34,132

	1,138,092	11,279		1,149,371

OPERATING INCOME	394,998	(11,279)		383,719

OTHER INCOME	18,540	—		18,540

INTEREST EXPENSE
Interest charges	63,333	(11,612	)(3)	51,721
Allowance for borrowed funds used during construction and capitalized interest	(701)	—		(701)

	62,632	(11,612)		51,020

Preferred Dividend Requirement on Preferred Securities of a Subsidiary Trust	5,687	—		5,687

Income Before Income Taxes and Extraordinary Item	345,219	333		345,552
Income Taxes, Excluding Income Taxes Applicable to Extraordinary Item	141,810	133	(4)	141,943

Income Before Extraordinary Item	203,409	200		203,609
Extraordinary Item (Net of income taxes of $1,885)	(2,790)	—		(2,790)

Net Income	200,619	200		200,819
Dividends On Preferred Stock	3,744	—		3,744

Earnings Applicable to Common Stock	$196,875	$200		$197,075

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